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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51290

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Hartford Investment Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Bielenberg Drive
(No. and Street)

Woodbury	MN	55125
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tamara L. Fagely — 651-738-5586 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 South 6th St., Suite 2800	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*
SEC 1410 (06-02

AFFIRMATION

I, Tamara L. Fagely, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Hartford Investment Financial Services, LLC (the "Company") as of and for the year ended December 31, 2008, are true and correct. I further affirm that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Tamara L. Fagely

Tamara L. Fagely
Chief Financial Officer, Controller

Subscribed to before me this day of 20, Feb, 2009.

Mary M. Schmit

Notary Public

MARY M. SCHMIT
Notary Public-Minnesota
My Commission Expires Jan 31, 2011

Hartford Investment Financial Services, LLC

(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

Financial Statements as of and for the
Year Ended December 31, 2008,
Supplemental Schedule as of December 31, 2008,
Independent Auditors' Report, and
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17-a(e)(3)*

Deloitte.

Deloitte & Touche LLP
50 South Sixth Street
Suite 2800
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4445
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hartford Investment Financial Services, LLC:

We have audited the accompanying statement of financial condition of Hartford Investment Financial Services, LLC (the "Company") as of December 31, 2008, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (g) listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 17, 2009

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

CASH AND CASH EQUIVALENTS	$ 90,843,800
PREPAID COMMISSIONS	62,453,792
ACCOUNTS RECEIVABLE	425,773
DUE FROM AFFILIATES	7,672,494
INCOME TAXES DUE FROM AFFILIATES	13,177,337
DEFERRED INCOME TAX ASSET DUE FROM AFFILIATES	3,665,465
TOTAL	$178,238,661

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to affiliates	$ 5,378,962
Accounts payable and accrued liabilities	43,938,713
Total liabilities	49,317,675
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value - authorized, issued, and outstanding, 1,000 Shares	1,000
Paid-in capital	15,801,220
Retained earnings	113,118,766
Total stockholder's equity	128,920,986
TOTAL	$178,238,661

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Commission income	$111,882,401
Advisory fee income	305,307,168
12b-1 fees	195,380,357
Underwriter concessions	17,662,975
Contingent deferred sales charge revenues	11,429,310
Interest income	2,354,311
Total revenues	644,016,522
EXPENSES:	
Retail fund commissions	338,157,356
Subadvisory fee expense	103,497,409
Distribution fees	56,356,728
Other broker-dealer expense	42,222,981
Marketing expenses	25,379,820
Other operating expense	7,485,359
Total expenses	573,099,653
INCOME BEFORE INCOME TAXES	70,916,869
PROVISION FOR INCOME TAXES	24,817,455
NET INCOME	$ 46,099,414

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 46,099,414
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred taxes	(344,068)
Stock-based compensation	421,902
Changes in operating assets and liabilities:	
Decrease in prepaid commission	25,519,343
Increase in accounts receivable	(22,892)
Decrease in due from affiliates	1,810,540
Increase in income taxes due from affiliates	(11,937,516)
Decrease in accounts payable and accrued liabilities	(16,277,882)
Increase in due to affiliates	7,714
Net cash provided by operating activities	45,276,555
CASH FLOWS FROM ACTIVITIES — Dividends paid	(68,000,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(22,723,445)
CASH AND CASH EQUIVALENTS — Beginning of year	113,567,245
CASH AND CASH EQUIVALENTS — End of year	$ 90,843,800
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Income taxes paid to affiliate	$ 38,384,346

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Paid-In Capital	Retained Earnings	Total
BALANCE — December 31, 2007	$ 1,000	$ 15,379,318	$ 135,019,352	$ 150,399,670
Net income			46,099,414	46,099,414
Capital contributions for stock-based compensation plans		421,902		421,902
Dividends paid			(68,000,000)	(68,000,000)
BALANCE — December 31, 2008	$ 1,000	$ 15,801,220	$ 113,118,766	$ 128,920,986

See notes to financial statements.

1. ORGANIZATION

Hartford Investment Financial Services, LLC (the "Company") is a limited liability company and is a registered broker-dealer under the Securities Exchange Act of 1934 and is a Registered Investment Advisor, registered with the U.S. Securities and Exchange Commission (SEC) under the Investment Advisors Act of 1940. The Company is a wholly owned subsidiary of HL Investment Advisors, LLC (the "Parent"), which is a wholly owned subsidiary of Hartford Financial Services, LLC, a wholly owned subsidiary of Hartford Life and Accident Insurance Company (HLA). HLA is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford"). The Company was formed on December 9, 1996, and became a registered broker-dealer on October 31, 1998.

2. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In accordance with investment management agreements (the "Agreements") between the Company and The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. (the "Funds"), the Company serves as the investment manager for the Funds. Each fund pays the Company a monthly fee based on the average daily net asset value of the Funds as defined in the Funds' prospectuses.

In connection with the Agreements, the Company has entered into investment subadvisory agreements with investment subadvisors. The Hartford Investment Management Company (HIMCO), an affiliate of the Company; Kayne Anderson Rudnick Investment Management, LLC; Metropolitan West Capital Management, LLC; State Street Global Advisors; and Wellington Management Company act as investment subadvisors to the Funds and provide day-to-day investment management services. HIMCO is a professional money management firm and a wholly owned subsidiary of The Hartford.

The Company is the principal underwriter and sales agent for the distribution of shares of capital stock (the "Shares") of the Funds. The Company receives a sales commission on the sales of certain classes of the Shares in an amount equal to the difference between the net asset value and the public offering price of the Shares.

Hartford Administrative Services Company (HASCO), an affiliate, serves as the transfer agent to the Funds.

Basis of Presentation — The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Cash and Cash Equivalents — Cash and cash equivalents represent cash on deposit in commercial bank checking accounts and short-term investments with an original maturity of 30 days or less.

Prepaid Commissions — The Company capitalizes commissions paid to retail broker-dealers associated with the sale of Class B and Class C shares of the Funds. Prepaid commissions are amortized over a period that is concurrent with expected fees, including contingent deferred sales charges (CDSC)

for shareholders who sell their shares within the CDSC period. Prepaid commissions for Class B shares are amortized over a 72-month period and Class C shares are amortized over a 12-month period. Finder's fees (1% commissions on sales of $1,000,000 or more) for Class A shares are capitalized and amortized over 18 months, which is concurrent with the CDSC period. The Company performs impairment tests on the recorded amount of prepaid commissions annually and whenever events or circumstances occur indicating that prepaid commissions might be impaired. Based upon the Company's assessment as of December 31, 2008, an impairment of approximately $9,500,000 was recorded to retail fund commissions expense in the statement of operations.

Income Taxes — The Company is included in The Hartford's consolidated Federal income tax return. The Company and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, is consistent with the "parent down" approach. Under this approach, the Company's deferred tax assets and tax attributes are considered realized by it so long is the group is able to recognize (or currently use) the related deferred tax asset or attribute. Thus the need for a valuation allowance is determined at the consolidated return level rather than at the level of the individual entities comprising the consolidated group.

The Company accounts for income taxes using the asset and liability method of accounting for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes* and Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of SFAS No. 109.* Under these statements, deferred income tax assets and liabilities are established for the "temporary differences" between amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations.

Commission Income — Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advisory Fee Income — Investment advisory fees are recognized as services are provided and are accrued monthly based upon assets under management. These revenues are determined in accordance with contracts between the Company and the Funds to which the Company provides investment management services.

12b-1 Fees — The Company, in accordance with Rule 12b-1 of the Investment Company Act of 1940, receives 12b-1 fees from the Funds for activities intended to result in the sale and distribution of Classes A, B, C, L, R3, and R4 and for providing services for shareholders. Some portion, or the entire fee, may be remitted to broker-dealers for distribution and/or shareholder account services.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements — In September 2006, the FASB issued SFAS Statement No. 157, *Fair Value Measurements*. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS Statement No. 157 is effective for the Company's financial statements with fiscal years beginning after November 15, 2007. The Company adopted SFAS Statement No. 157 for financial assets and liabilities as of January 1, 2008, and there was no impact on the results of operations or financial condition. With respect to nonfinancial assets and liabilities, SFAS Statement

No. 157 is effective for the Company starting in fiscal year 2009. The Company has not determined the impact of the adoption of SFAS Statement No. 157, if any, as it pertains to nonfinancial assets and liabilities or on its consolidated financial statements.

In December 2007, the FASB issued SFAS Statement No. 141 (revised 2007), *Business Combinations* ("FASB Statement No. 141(R)"), which replaces SFAS Statement No. 141, *Business Combinations*. SFAS Statement No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any noncontrolling interest in the acquired company, and goodwill acquired. The statement also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of a business combination. SFAS Statement No. 141(R) must be applied prospectively to any acquisitions closing on or after January 1, 2009. Early adoption of this standard is not permitted.

In February 2007, the FASB issued SFAS Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115*. The objective of SFAS Statement No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported net income caused by measuring related assets and liabilities differently. This statement permits entities to choose, at specified election dates, to measure eligible items at fair value. On January 1, 2008, the Company adopted SFAS Statement No. 159, and did not elect to apply the provisions of SFAS Statement No. 159 to any financial assets or liabilities.

3. TRANSACTIONS WITH AFFILIATES

The Company reimburses HLA and Hartford Fire Insurance Company (HFIRE) for operating expenses paid by them on its behalf and various allocated costs, which include payroll, pension, and overhead costs. The Company reimbursed HLA $35,315,665, recorded in marketing expense in the statement of operations, and HFIRE $7,306,445, recorded in other broker-dealer expense and other operating expense in the statement of operations, for these costs in 2008. In addition, the Company pays distribution fees (marketing, educational, and administrative services) to Planco Financial Services, Inc. (PLANCO), an affiliate of the Company. These distribution fees are paid for the wholesaling and distribution of shares of the Funds. During 2008, $56,356,728 was paid to PLANCO for distribution fees. In addition, the Company paid to Woodbury Financial Services (WFS) reimbursements for dealer commissions, trail commissions, and revenue-sharing expenses of $7,413,701, which is recorded in retail fund commissions and other broker-dealer expense in the statement of operations. The Company also received revenues from affiliates. The Funds paid the Company $305,307,168 in gross advisory fees and $195,380,357 in 12b-1 fees. The Company's results of operations are not necessarily indicative of the results that might occur if the Company were operating independently.

As of December 31, 2008, the Company had a $7,672,494 receivable due from the Funds.

As of December 31, 2008, the Company had payables due to the following affiliates:

Hartford Life Insurance Company	$ 286,864
HLA	1,393,993
HFIRE	328,701
HASCO	246,086
The Funds	2,869,939
Hartford Securities Distribution Company	253,379
Total	$ 5,378,962

In addition, the Company also has $437,142 recorded within accounts payable and accrued liabilities related to revenue sharing and trail commissions, which is payable to WFS.

During 2008, the Company recorded a $421,902 capital contribution from HLA relating to stock-based compensation allocated to the Company, as well as a $68,000,000 dividend paid to its Parent.

4. BENEFIT PLANS

Employees of the Company are included in The Hartford's noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last 10 years of employment. The Hartford's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, and the maximum amount that can be deducted for U.S. federal income tax purposes. Generally, pension costs are funded through the purchase of group pension contracts sold by affiliates of The Hartford.

The Hartford provides certain health care and life insurance benefits for eligible retired employees. The contribution for health care benefits depends on the retiree's date of retirement and years of service. In addition, this benefit plan has a defined dollar cap that limits average company contributions.

Employees of the Company are eligible to participate in The Hartford's Investment and Savings Plan, which is a defined contribution savings plan operated in accordance with Section 401 of the Internal Revenue Code. Under this plan, contributions, which may be invested in Class A Common Stock of The Hartford and certain other investments, are matched to a limit of 3% of compensation. The cost allocated to the Company for pension-related expenses, health care and life insurance benefits, and contributions to The Hartford's Investment and Savings Plan, along with other employee benefits that include unemployment and social security costs, were approximately $2,600,000 during 2008. This allocation is included in the reimbursement to HLA described in Note 3.

5. INCOME TAXES

The Company's deferred tax asset of $3,665,465 relates primarily to prepaid commissions, which are amortized over various periods of up to 72 months for book purposes and are capitalized and amortized over 72 months for tax purposes. State income taxes are paid by The Hartford on behalf of the Company and are not recorded in the provision for income taxes because they are not material.

The provision for income taxes for the year ended December 31, 2008, is as follows:

Current provision	$ 25,161,523
Deferred provision	(344,068)
Provision for income taxes	$ 24,817,455

The Parent has performed a FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*, analysis and concludes that there are no uncertain tax positions relating to the Company.

The Hartford files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, The Hartford is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2004. During 2008, the Internal

Revenue Service ("IRS") completed its examination of The Hartford's U.S. income tax returns for 2002 through 2003.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15:1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10:1. At December 31, 2008, the Company's net capital of $44,504,831 was $41,216,986 in excess of the required net capital of $3,287,845 and the ratio of aggregate indebtedness to net capital was 1.11:1.

7. EXEMPTION FROM RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

8. COMMITMENTS AND CONTINGENCIES

Various lawsuits, claims, and proceedings have been, or may be, instituted or asserted against the Company relating to the conduct of its business. The Company records liabilities when the loss amounts are determined to be probable and reasonably estimable. Although the outcome of litigation cannot be predicted with certainty, management believes that the outcome of such legal proceedings and claims would not have a material adverse effect on the Company's financial position or results of operations.

* * * * * *

SUPPLEMENTAL SCHEDULE

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2008

TOTAL STOCKHOLDER'S EQUITY	$ 128,920,986
DEDUCTIONS AND/OR CHARGES — Nonallowable assets:	
Due from affiliates and other assets	20,149,393
Prepaid commissions	62,453,792
Total deductions and/or charges	82,603,185
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	46,317,801
HAIRCUTS ON SECURITIES	1,812,970
NET CAPITAL	44,504,831
MINIMUM NET CAPITAL REQUIRED (the greater of $100,000 or 6.67% of aggregate indebtedness)	3,287,845
EXCESS NET CAPITAL	$ 41,216,986
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.11
AGGREGATE INDEBTEDNESS — Total liabilities from the statement of financial condition	$ 49,317,675

Note: There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X-17A-5 as of December 31, 2008.

Deloitte.

Deloitte & Touche LLP
50 South Sixth Street
Suite 2800
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4445
Fax: +1 612 397 4450
www.deloitte.com

February 17, 2009

To the Board of Directors and Stockholder of
Hartford Investment Financial Services, LLC:

In planning and performing our audit of the financial statements of Hartford Investment Financial Services, LLC (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 17, 2009), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly security examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles"). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control or control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors; management; the SEC; Financial Industry Regulatory Authority, Inc.; and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP